Leading developer and operator of high-performance data centers in China

71%
2014-15 YoY growth in total area committed

#1
market position with 19.7% share[1]

15 yr
track record of service delivery

High-performance data centers

High-availability, high-efficiency and high-reliability

48,548 sqm
of area in service

31,794 sqm
of area under construction

22,138 sqm
of area held for future development



Beijing
Chengdu
Shanghai
Guangzhou
Shenzhen
Hong Kong

High-quality customers

Serving the largest and most demanding customers for outsourced data center services in China

90%
Commitment rate



44,614
sqm of total area committed
Others[2]
18.2%
Financial institutions[2]
18.7%
Internet companies[2]
63.1%

95%+
Retention rate[3]

Note: GDS data as of Jun 30, 2016
[1] According to 451 Research; within high-performance carrier-neutral data center services market in China, based on area committed as of December 31, 2015
[2] % distribution by total area committed
[3] Average per annum among Internet and financial institution customers for colocation services over the past two years

Uniquely positioned to capture the strong growth of the data center market in China

The partner of choice for leading cloud service providers and large enterprises...

High-performance data center infrastructure complimented by value-added IT services


Colocation
Managed hosting
Managed cloud
IT services

Managed cloud services that strengthen our customer stickiness and increase monetization potential


GDS
Connecting cloud providers and enterprise customers
Leading cloud providers hosted on GDS platform
Growing community of enterprise customers

...in the fast-growing high-performance data center market in China

Under-served data center market in China


China
USA
$583B[1]
e-commerce GMV
504K[2]
data center capacity (sqm)
$342B[1]
e-commerce GMV
3.4M[3]
data center capacity (sqm)

Expected high-performance data center market size in China in 2018


$2.4B[4]

Expected revenue CAGR of high-performance carrier-neutral data center services market in China


+20.5%[5]
2015-18 CAGR
2015
2018

Note: GDS data as of Jun 30, 2016
[1] E-commerce Gross Merchandise Value ("GMV") data in 2015; United States Census Bureau for the U.S. number; National Bureau of Statistics China for China number
[2] Based on 451 Research, in terms of area in service of high-performance data centers in 2015
[3] Based on 451 Research, in terms of colocation area in service of data centers in 2015, of which the majority was high-performance
[4] Based on 451 Research, market size in terms of revenue
[5] Based on 451 Research